UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 11, 2007

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, BC V6C 2V6
Canada

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President, COO, CEO and Director
Date: October 11, 2007

* Print the name and title of the signing officer under his signature.

  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwelldiamonds.com

ROCKWELL ANNOUNCES MARKETING AGREEMENT WITH THE STEINMETZ DIAMOND GROUP

October 11, 2007. Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF) is pleased to announce that it has entered into a marketing agreement with the Steinmetz Diamond Group ("Steinmetz Diamonds" or the "Group") to realize added value from selected large and high value special stones.

Rockwell currently produces approximately 2,500 carats per month of primarily gemstone diamonds from its four alluvial mining operations in the Kimberley region of South Africa. A large proportion (approximately 70%) of these stones are 2 carats and larger in size; stones larger than 100 carats are also recovered from time to time. The average value of these diamonds of approximately US$1,500 per carat is among the highest US Dollar per carat value of any diamond production in the world.

In respect of the marketing agreement with Steinmetz Diamonds, Rockwell expects to leverage additional value from selected large and special stones through sharing the extra margins created by manufacturing, marketing and distribution. The agreement will apply to diamonds that are considered by the two companies to be of a quality, colour and character that will ensure that the manufactured product achieves the unsurpassed quality synonymous with Steinmetz Diamonds seal of authenticity and integrity. Steinmetz Diamonds will in turn have access to the supply of additional large and special gemstone diamonds for its manufacturing facilities and marketing outlets.

The manufacturing process, which will be done in South Africa, will also benefit Rockwell in respect of local beneficiation initiatives of the South African Government. The Group, like Rockwell, is an advocate of empowering the South African economy and works towards the local beneficiation of diamonds in South Africa.

Steinmetz Diamonds has established cutting edge manufacturing facilities in South Africa, which are considered among the best in the world. These facilities have been specifically designed in respect of equipment, product monitoring, transparency, environmental, and health and safety standards.

Steinmetz Diamonds is among the world's pre-eminent diamond groups and has developed an outstanding reputation for manufacturing large and special stones. The Group has formed a joint venture with Sotheby's, trading as Sotheby's Diamonds. Sotheby's Diamonds is a unique luxury jewellery and rare diamonds retailer.

In terms of the marketing agreement entered into between the two companies, Rockwell will receive a mutually agreed payment for diamonds selected for manufacturing by the two parties to fulfill Rockwell's cash flow requirements. Steinmetz Diamonds will beneficiate, and thereafter market the manufactured product through its extensive international marketing network. Steinmetz Diamonds will receive a marketing fee which will vary according to the value of the stone being manufactured, but which will generally be in the order of 3% of the sale price, and the net profit achieved on the successful sale of the polished stone will be shared equally by the two companies.

With seven decades of expertise in the diamond industry, Steinmetz has extensive expertise in purchasing, cutting, polishing, and manufacturing of luxury jewellery, and specialized marketing. Known for its unique approach to marketing, Steinmetz has promoted the prestige and value of diamonds at various events such as the Oscars, the Baftas, the Smithsonian Institute of Natural History and the Monaco Grand Prix as a Vodafone McLaren team sponsor. The Group is based in Geneva, Switzerland, with offices around the world. Some of the famous diamonds created by Steinmetz Diamonds are the 203.04-carat, internally flawless De Beers Millennium Star and the Steinmetz Pink - a 59.60 carat, flawless fancy vivid pink diamond. Further information on Steinmetz Diamonds can be found on www.steinmetzdiamonds.com.

President and CEO John Bristow noted that "Rockwell is pleased to have entered into a marketing agreement with Steinmetz Diamonds, whom we consider to one of the world's leading diamond manufacturing and marketing organization. The Group has unique skills in the beneficiation and marketing of large, high value diamonds, and provides Rockwell with the opportunity to realize additional value from selected stones recovered from our operations. Our market intelligence has indicated that some of our special stones sold from past production have achieved excellent margins over and above the sales price we achieved on tender. We are confident that our arrangement with Steinmetz will help Rockwell achieve additional income in respect of our unique diamond production, thereby ensuring that Rockwell can realize maximum value on the sale of these stones without impacting negatively on cash flow".

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.